Exhibit 21.1 - Subsidiaries Of The Registrant

Name	State of Incorporation

SVS Trucking, Inc.	Minnesota

ShopKo Properties, Inc.	Minnesota

ShopKo Ventures—Duluth, Inc.	Minnesota

Penn-Daniels, Incorporated	Delaware

SKO Holdings, Inc.	Delaware

Pamida, Inc.	Delaware

Pamida Transportation Company	Nebraska

Pamida Foundation	Nebraska (non-profit)

P.M. Place Stores Company	Missouri

Place’s Associates’ Expansion, LLC	Missouri